PENNANTPARK FLOATING RATE CAPITAL LTD.

590 Madison Avenue, 15th Floor

New York, New York 10022

VIA EDGAR

June 24, 2015

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	PennantPark Floating Rate Capital Ltd.

Registration Statement on Form N-14

File Nos. 333-204272; 814-00891

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Floating Rate Capital Ltd. (“Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form N-14 be accelerated so that the Registration Statement may become effective at 4:00 pm, Eastern Time, on June 25, 2015, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to William J. Tuttle of Dechert LLP, legal counsel to the Registrant at 202-261-3352.

Very truly yours,

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer